1(202) 551-1840

brandonbortner@paulhastings.com

December 22, 2023

Michael Volley

Amit Pande

John Stickel

James Lopez

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Marblegate Capital Corp

Amendment No. 3 to Draft Registration Statement on Form S-4

Submitted October 25, 2023

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 17, 2023, regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form S-4 filed with the Commission on October 25, 2023 (the “Amended DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 4 to the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-4

General

1.	Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses related to your application of ASC 946 and may have further comments.

Response:

The Company respectfully acknowledges the Staff’s comment.

December 22, 2023

2.

In your June 30, 2023 response, with respect to the Section 3(c)(5)(A) analysis, please provide additional support (including references to prior staff positions involving taxicab medallions and legislative history) for your assertion that making (and acquiring) loans to parties who are purchasers of taxicab medallions represents the sales price of merchandise, insurance, or services. With respect to the Section 3(c)(5)(B) analysis, please provide additional support (including references to prior staff positions involving taxicab medallions and legislative history) for your assertion that making (and acquiring) loans to parties who are purchasers of taxicab medallions constitutes making loans to manufacturers, wholesalers, and retailers of (or prospective purchases of), specified merchandise, insurance, or services.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that DePalma has concluded that it satisfies the requirements of Section 3(c)(5)(A) because it is primarily engaged in the non-investment company business1 of acquiring notes representing all or part of the sales price of merchandise and/or services in the form of taxicab medallions. Similarly, DePalma satisfies the requirements of Section 3(c)(5)(B) because it is primarily engaged in the non-investment company business of making loans to prospective retailers of services (transportation services provided by taxicab drivers) and purchasers of merchandise or services in the form of taxicab medallions.

The Staff has asked for additional support, such as legislative history and IM Staff positions, for DePalma’s characterization of taxicab medallions as either “services” or “merchandise” for purposes of Section 3(c)(5)(A) and (B). We are not aware of any IM Staff interpretations or guidance specifically addressing the character of taxicab medallions for purposes of Sections 3(c)(5)(A) and (B). Although we are not aware of legislative history under the Investment Company Act addressing medallions or similar objects, we have identified the relevant municipal regulations related to medallions themselves. DePalma has also concluded that those medallions have characteristics of both services and merchandise and can qualify as both for purposes of Sections 3(c)(5)(A) and (B) based on analogous no-action guidance issued by the IM Staff.

Under Sections 3(c)(5)(A) and (B), it is relevant to examine the nature of both the item being sold and financed as well as the purpose of the financing to the borrower. In general, the IM Staff has conditioned reliance on Section 3(c)(5)(A) not on the nature of the obligations but rather on the strength of the connection between the obligations held by the issuer and the subject merchandise, services, or equipment.2 Here the primary purpose of the loans is to finance the purchase of the medallions or to refinance and/or workout a loan used to finance the purchase of a medallion rather than to provide a general purpose loan to a taxi driver and, therefore, the connection between the loan (promissory note) and the purchase of a medallion is clear and direct.

We note that, although Section 3(c)(5)(A), which requires that a company acquire notes related to the sales price of merchandise and services, differs somewhat from Section 3(c)(5)(B), which contemplates loans made directly to buyers and sellers of merchandise and services, the Staff has generally interpreted Sections 3(c)(5)(A) and (B) interchangeably.3

[1]	This characterization is for purposes of the Company Act only, and is not intended to address its accounting treatment under U.S. generally accepted accounting principles.
[2]	See New England Education Loan Marketing Corp., SEC No-Action Letter (pub. avail. May 22, 1998) (“Nellie Mae”), particularly Footnote 11 and related text.
[3]	See Nellie Mae (providing relief under Sections 3(c)(5)(A) and (B) without distinguishing between them).

December 22, 2023

As noted previously, DePalma believes that the medallions constitute part of the sale of “services.” The IM Staff has issued no-action relief with respect to Section 3(c)(5)(A) in an analogous situation where the loans in question were related to the sales price of franchise memberships for hotels.4 In Econo Lodges, the franchisee finances its purchase of a membership, which gives it a license or authorization to provide lodging under the Econo Lodge name and to receive a package of services made available to the owner of a franchise such as brand promotion, training, establishing standards, policies and procedures, a reservation system, use of logos and trademarks, inspections and quality assurance, approval of furniture, equipment and signage. Similarly, a driver who purchases a medallion is financing his or her purchase of the authorization to provide for-hire transportation in a New York City branded taxicab and to receive related services associated with owning a medallion, such as (i) driving an inspected and insured New York City taxicab with an iconic, standardized color scheme and badging, including the medallion itself, (ii) the right to receive administrative, marketing and management services through the New York City Taxi and Limousine Commission (the “TLC”), (ii) a dispatch service, (iv) the right to participate in certain standards and customer expectations of service and safety associated with the New York City taxicab brand, (v) branding and trademark protection (i.e., no other competing branded NYC yellow taxis are allowed), (vi) protection and enforcement of the right to pickup passengers who hail a taxi on the street, and to provide transportation services, (vii) training courses, (viii) approved and inspected metering (taxi meters) and other technology such as cameras, partitions and GPS equipment, (ix) pre-screening and approval of prospective purchasers for a medallion owner desiring to sell the medallion, (x) the TLC’s management of the taxi marketplace and participants, including fares and the “Driver Protection Unit” and (xi) other resources related to health and wellness, legal services, and financial assistance. In that sense, the purchaser of the medallion is a purchaser of both merchandise and services, many of which services are very similar to those described in Econo Lodges.

In another no-action letter, the IM Staff provided no-action assurance with respect to financing the purchase of royalty interests in pharmaceuticals rather than financing the purchase of the pharmaceuticals themselves.5 Those royalties were related to the underlying sale of pharmaceuticals even through the financing in question was not for the purpose of purchasing the pharmaceuticals. Royalty interests were recognized in that letter as, in substance, a license arrangement permitting the sale of the pharmaceuticals. Therefore, the royalty interests could be directly linked to the sale of the underlying merchandise (i.e., the pharmaceuticals). Similarly, taxicab medallions are directly related to the provision of underlying transportation services for hire. The medallions are not general purpose licenses or equipment that can be used for other purposes; they are specifically and exclusively related to both the sale of transportation services and the holder’s ability to obtain and use services associated with holding the medallion as described above.

[4]	See Econo Lodges of America, Inc. (No-action letter, pub. avail. Dec. 22, 1989).
[5]	Royalty Pharma (No-action letter, pub. avail. Aug. 13, 2010).

December 22, 2023

DePalma also considers the medallions to constitute “merchandise” for purposes of Sections 3(c)(5)(A) and (B). Taxi medallions represent intangible property with a license to provide a service as well as tangible property in the form of a physical medallion attached to the taxicab. The medallion system was created by the Haas Act, which was passed by New York City’s Board of Aldermen (the predecessor to the New York City Council) in 1937. Section 19-502(h) of the New York City Administrative Code defines a “medallion” as the “metal plate issued by the commission for displaying the license number of a licensed taxicab on the outside of the vehicle.” The TLC also holds various trademarks through the U.S. Patent and Trademark Office associated with those taxis and medallions.6

The dictionary definition of merchandise refers to “goods to be bought and sold.”7 Owners of taxicab medallions, as well as the local government in New York City, certainly consider taxicab medallions as items that can be bought and sold (and financed). The Haas Act does not prohibit buying and selling that metal plate. In addition, the TLC currently conducts a thorough screening process for prospective purchasers of medallions. That same dictionary definition also refers to a medallion as something in the “shape of a medal,” suggesting a tangible characteristic.8 Thus, taxicab medallions fit within the definition and concept of merchandise; they are objects mounted on a taxicab and, provide certain rights and privileges (and services) to the holder and can easily be bought and sold.

Although Sections 3(c)(5)(A) and (B) are often addressed interchangeably in no-action letters, as noted above, DePalma respectfully submits that its business squarely satisfies each section separately based on the existing no-actions letters issued by the IM Staff. The notes acquired by DePalma represent loans made to purchasers of medallions specifically to finance “part of all of the sales price of merchandise . . . and services . . . .” for purposes of Section 3(c)(5)(A). Further, for purposes of Section 3(c)(5)(B), DePalma makes loans to “prospective purchasers of, specified merchandise . . . and services” (the medallions are both merchandise and a package of services provided to medallion holders), as well as to “retailers of . . . services” (the medallion owners provide for-hire taxi transportation services on a retail basis, meaning directly to the consumer of those services).

3.

We note your response to prior comment 22. Please revise the last Q&A on page 21, pages 76-78 and where appropriate to more clearly and prominently indicate, if true, that both parties to the proposed transaction are affiliated with each other through relationships of the principal executive officers. Revised disclosure should clarify the actual existence and potential impact of these relationships instead of indicating that the parties “may” have conflicts of interest.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 20, 36, 77, 114 and 138 to more clearly and prominently indicate that both parties to the proposed transaction are affiliated with each other through relationships of the principal executive officers.

[6]	See, e.g., trademark serial number 77271974 held by the TLC.
[7]	See Flexner, Stuart. “Merchandise,” New Oxford American Dictionary, edited by Angus Stevenson and Christine A. Lindberg, third edition, August 2010, Oxford University Press, 2001.
[8]	See Flexner, Stuart. “Medallion,” New Oxford American Dictionary, edited by Angus Stevenson and Christine A. Lindberg, third edition, August 2010, Oxford University Press, 2001.

December 22, 2023

Summary, page 26

4.

We note your revised disclosure and response to prior comment 5. Please revise to clarify the ownership of medallions as compared to the ownership of loans related to medallions, including the entity or entities that own the medallions to be leased to Septuagint or another entity or sold. Revise here and Management’s Discussion and Analysis to clarify the extent to which the business is expected to increasingly relate to the ownership, lease or other activities with medallions instead of interest income from loans.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 27 and 193 to clarify the ownership of medallions as compared to the ownership of loans related to medallions including the entity or entities that own the medallions to be leased to Septuagint or another entity or sold. In addition, the Company has revised the disclosure the extent to which the business is expected to increasingly relate to the ownership, lease or other activities with medallions instead of interest income from loans in accordance with the Staff’s comment.

Risk Factors, page 57

5.

We note that the Second Extension Meeting resulted in a January 5, 2024 consummation deadline. Given the passage of time, please revise the first risk factor on page 88 or where appropriate to highlight the risk that, depending on the number of redemptions in any future extension and the merger itself, the business may have insufficient liquidity after consummation. Include quantitative and qualitative disclosure regarding the amount remaining in the trust account and the amount that may be available assuming different ranges of redemptions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included a new risk factor on page 88 to disclose that further redemptions would negatively impact the Company’s liquidity position and to provide ranges of redemptions.

Owned Medallions - Fleet and Leasing, page 182

6.	Please revise to disclose the number of medallions leased at each period end presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 185 to disclose the number of medallions leased at each period presented in accordance with the Staff’s comment.

December 22, 2023

7.	Please revise to disclose the amount of medallion lease payments and vehicle guaranty payments deferred for each period presented due to the payment holiday.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 185 to disclose the amount of medallion lease payments and vehicle guaranty payments deferred for each period presented due to the payment holiday in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma, page 189

8.

Please refer to prior comment 14. Please revise to provide additional discussion regarding the underlying reasons for material changes in financial condition and not simply a recitation of financial statements in narrative form. For example, explain why DePalma I’s investments decreased and DePalma II’s investments increased during 2023.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 205-206 to provide additional discussion regarding underlying reasons for material changes in financial condition.

9.

Please refer to prior comment 26. We continue to believe that your activities with and uncertainties related to Septuagint are reasonably likely to have a material effect on DePalma II’s financial results and trends. Therefore, please provide summarized financial information of its assets, liabilities and results of operations for the periods presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on page 207 to disclose summarized financial information of Septuagint for the periods presented.

10.

We note the revised disclosure on page 182 quantifying the debt service payments from the original MRP program. Please revise here to summarize the payments from the original and subsequent MRP programs, quantify the approximate amount of debt service payments received attributable to both, and quantify the approximate percentage that are delinquent. Clarify the reasons for material trends.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 183 to summarize the payments from the original and subsequent MRP programs, quantify the approximate amount of debt service payments received attributable to both, quantify the approximate percentage that are delinquent and clarify the reasons for material trends.

December 22, 2023

Fair value Measurements, page 209

11.

We note your disclosure here that the discount rate for MRP+ loans is applied to the unpaid principal balance guaranteed by the City of New York under the MRP+ program and your disclosure on page 181 that New York City agreed to provide a City-backed deficiency guarantee of the post-restructuring unpaid principal value of MRP+ loans up to $170,000 per medallion. We also note your disclosure in the risk factor on page 60 that appears to indicate that the City of New York does not guarantee repayment of MRP+ loans. Please revise your disclosure here and related disclosure throughout to more clearly describe whether the City of New York guarantees up to $170,000 in UPB on MRP+ loans.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 60, 180 and 184 to clarify that the City of New York does not guarantee payment on an MRP+ loan, but instead has provided a credit support mechanism through the Reserve Fund. Additionally, DePalma has clarified in the disclosure that the MRP+ program credit support mechanism guarantees up to $170,000 of unpaid principal balance, plus accrued interest and fees.

12.

We note your disclosure that the market approach used to estimate the NYC medallion price in the fair value measurement of non-MRP+ loans includes the amount per medallion backstopped by New York City per the MRP+ Program. Please revise to clarify if the amount per medallion backstopped is also used to measure the fair value of NYC medallions for DePalma II.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 218 of the Amended Registration Statement to reflect that the amount backstopped by New York City per the MRP+ Program is used as an input to fair value the owned NYC medallions in DePalma II.

13.

In your response to comment 37 in your September 8, 2023 Response Letter, you indicate that “The leased medallions to Septuagint were not considered as a factor in determining the fair value of medallions, Non-MRP+ loans, or MRP+ loans.” Considering this information, please revise to clarify the disclosure on page 213 that states that the market approach used to estimate the NYC medallion price in the fair value measurement of NYC taxi medallions includes “market lease values for medallions.”

December 22, 2023

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 218 and F-111 to clarify that the market approach used to estimate the NYC medallion price in the fair value measurement of NYC taxi medallions includes “market lease values for medallions” in accordance with the Staff’s comment.

Specifically, references to “market lease values” were changed to “projected normalized net operating income per medallion”. As part of determining the fair value of a medallion, DePalma considers normalized lease rates that a medallion could generate and from that figure triangulates an implied cap rate, which is considered as part of the process of determining the value of a medallion.

Loan Portfolio - Non-MRP+ Loans, page 179

14.

Please refer to prior comment 19 where you discuss why you do not believe the current TLC transfer data represents orderly transaction data between fully informed parties transacting on an arm’s-length basis. Please respond to the following:

•

You state that TLC data is self-reported by transaction participants and is therefore non-verifiable and on page 176 you state that because the data is self-reported it is therefore imprecise. However, in your disclosure on page 176, you also state that the new owner must register the medallion in its name with the TLC in order for the medallion to be deployed, and in connection with the registration, the transferor and transferee also report to the TLC the sale price and manner of medallion acquisition. In light of the fact that both the transferee and transferor have to report this information to the TLC, tell us why you believe this data is imprecise.

•

Tell us whether you considered obtaining quotes or other information from brokers or your third-party servicer to substantiate whether the medallion transfers reported to the TLC were orderly transactions.

•

Tell us whether you believe the current TLC transfer data is a Level 2 input under ASC 820. If not, please tell us why and what information would be necessary for the TLC transfer data to be considered a Level 2 input.

•

Tell us how you determined that market participants do not have appropriate access to financing. Additionally, tell us why you believe that if certain market participants do not have appropriate access to financing, medallion transfers in recent periods do not meet the definition of an orderly transaction in ASC 820.

•

Tell us any other information you believe supports your assertion that recent prices reported by the TLC do not represent orderly transactions based on the definition of an orderly transaction and other guidance in ASC 820.

December 22, 2023

•

You state in your response that over the last 12 months, TLC-transfer data for unrestricted medallions (excluding estate sales, foreclosures and other non-market based transactions) has reflected a per-medallion value between $62,500 and $190,000 and that you believe the higher range is more indicative orderly transactions. We also note your disclosure on page 175 of the average, maximum and minimum amounts of NYC taxi medallions based on open market sales. Please tell us your consideration of the use of the median of this data as one of the inputs considered for your fair value measurement or related disclosure on page 175 given the wide range between the minimum and maximum.

Response:

The Company respectfully acknowledges the Staff’s comment. The DePalma Companies believe medallion transfer data provided by the TLC is imprecise; the imprecision of the data is illustrated by the wide range of reported prices for medallions in a given period for a homogenous asset.

DePalma did not consider obtaining quotes from TLC-licensed brokers as an input in its fair value methodology. TLC-licensed brokers are not required to maintain historic transaction data and the prices they quote are likely subject to negotiation. Additionally, DePalma believes the current lack of financing in the taxi medallion market creates a disconnect between the intrinsic value of a medallion and prices from brokers. DePalma currently does not view data from TLC-licensed brokers as a worthwhile input.

DePalma’s third party servicer historically has focused on resolving DePalma’s existing borrowers. They do not maintain any database of medallion price quotes besides the data provided by the TLC. The DePalma Companies expect to complete a number of medallion sales in 2024. DePalma expects to generate gains and investment income through seller financing and the sales of medallions. When DePalma completes those medallion sales, it anticipates that its sale data will be included as an input in its estimate of medallion values, as those sales would represent medallion sale values with financing.

In an orderly market, the TLC data as standalone data meets the definition of a Level 2 input because the medallion prices are an observable, publicly available price of a taxi medallion. However, in determining the fair value of an owned medallion, non-MRP+ loan, and MRP+ loan, the DePalma Companies have determined the fair value by utilizing both observed medallion prices and additional factors, including, as mentioned previously, historic restructurings and the price ascribed through the MRP+ program. Therefore, the adjusted data set represents a Level 3 input as the inputs used in the transaction are not publicly observable. Additionally, for non-MRP loans with medallions as collateral, a 5.0% discount was applied to DePalma’s interest given the specific circumstances related to assuming ownership. This is a Level 3 input; applying this adjustment further substantiates the fact that the concluded fair value represents a Level 3 conclusion.

Regarding the Staff’s comment relating to financing, DePalma’s view that market participants do not currently have appropriate access to financing is based on the DePalma Companies’ and Field Point’s conversations with industry participants including brokers and individuals that work for or own taxi fleets. The TLC does not gather data on what financing was provided to each borrower, so DePalma I cannot confirm how much financing is currently being provided to borrowers based on industry data, but it has substantial interactions with industry participants. The lack of financing DePalma believes creates an environment where there is a significant discount between the intrinsic value of a medallion and the prices at which industry participants

December 22, 2023

transact. The lack of financing combined with the challenged financial position of drivers creates an environment where DePalma believes there are numerous forced liquidations from sellers and buyers that want to buy a medallion and who need to obtain greater than $100,000 of liquid assets to purchase a medallion, which is difficult for a largely working class driver base.

ASC 820-10-35-54I(e) states that one criterion in determining if a market has orderly transactions involves “consistent pricing” where the prices are consistent over time reflecting current market conditions. As stated previously, there is a significant range in TLC reported prices for a homogenous asset in a given year or month.

Although DePalma recognizes that there are flaws in TLC transfer data, DePalma believes median data is still an input worth considering among other factors. DePalma further believes that using the median is the appropriate way statistically to view the data set of medallion transfers given the wide range of TLC reported sale prices to avoid the data being skewed by outliers on the high or low end that would bias the data set.

15.

We note your disclosure on page 176 that medallions are typically sold either through a negotiated transaction, often using TLC-licensed brokers, or at a foreclosure auction. Please tell us whether you considered obtaining quotes from TLC-licensed brokers or from your third-party servicer as an input to your fair value methodology. If not, please tell us why.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma did not consider obtaining quotes from TLC-licensed brokers as an input in its fair value methodology. TLC-licensed brokers are not required to maintain databases of historic transaction data and the prices they quote to prospective buyers are likely subject to negotiation. Additionally, DePalma believes the current lack of financing in the taxi medallion market creates a disconnect between the intrinsic value of a medallion and prices from brokers. At this time, DePalma does not view the information it could receive from TLC-licensed brokers as a worthwhile input versus the historic TLC transfer data which it does use as an input in its valuation approach.

While DePalma’s third-party servicer does maintain correspondence with industry participants, Field Point does not maintain any database of medallion price quotes besides the data provided by the TLC, which is already used as an input in DePalma’s valuation process.

16.

We note your disclosure on page 178 that because MRP+ participating borrowers may still default on their payment following the restructuring into a MRP+ loan, you may ultimately decide to foreclose on medallions securing such loans pursuant to the terms of the MRP+, and to the extent there is a deficiency as a result of foreclosure, funds from the Reserve Fund will be used to pay you the amount of any deficiency. Please respond to the following:

•	Please disclose the terms of the MRP+ program that describe when you may foreclose on the MRP+ loan.

December 22, 2023

•	Please revise to disclose the number of MRP+ loans you have foreclosed upon in each period presented.

•

We note your disclosure on page 179 that as of June 30, 2023, approximately 22% of your MRP+ loans were delinquent and that all delinquent loans outside of their grace period had regular payments being made out of the Reserve Fund. In light of the significant level of delinquencies so recently after the program was effective (November 2022), please describe the process by which you evaluate the level of capacity of the Reserve Fund and how you evaluate the potential impact to loan values as the Reserve Funds are depleted and the risk that the reserve fund will not be replenished.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with respect to the Staff’s question regarding the terms of the MRP+ program, the MRP+ loan agreement between the MRP+ lender and MRP+ borrower allows the MRP+ lender to begin a Uniform Commercial Code (“UCC”) disposition (e.g., public auction, private sale, etc.) after an event of default and expiration of any applicable cure periods (thirty days or less depending on the type of default). The MRP+ program does not limit an MRP+ lender’s right to commence a UCC public auction after an event of default and expiration of any applicable cure periods. The MRP+ program administrator, however, may direct the MRP+ lender to forbear from foreclosure of medallion collateral, provided that the MRP+ lender continues to receive payments from the MRP+ reserve fund. The MRP+ program administrator must consent to a UCC disposition by private sale.

In the third quarter of 2023, DePalma foreclosed on seven MRP+ loans. On September 28, 2023, DePalma conducted a first round of MRP+ dispositions. At this public auction, DePalma disposed of seven MRP+ medallions, of which six medallions had a purchase price of $175,000 and one medallion had a purchase price $176,000. These purchase prices exclude a buyer premium of six percent to the auctioneer. Of the seven MRP+ medallions that were disposed, three were seller-financed sales to third parties.

We submitted transfer packages for each of these medallions to the TLC. The TLC recently informed us that the seven medallion transfer packages were approved, and the TLC is ready to schedule the medallion transfer closings. As of the date hereof, these transfer medallion transfer closings have been completed.

DePalma has not completed any MRP+ dispositions, other than the public action on September 28, 2023. DePalma is not aware of any other MRP+ lender completing a UCC disposition of MRP+ loans.

With respect to the Staff’s question regarding the capacity of the Reserve Fund, the Company respectfully advises the Staff that DePalma periodically reviews and evaluates the total amount available in the Reserve Fund, which it can then compare to the total amount of loans that are non-performing. The Reserve Fund balance as of October 31, 2023 was $45.4 million with approximately 1,640 loans still in the portfolio. Approximately 1,640 loans are active in the

December 22, 2023

program which implies about $25 million of total debt service per year. With default rates of around 21%, the Reserve Fund is currently paying approximately $5 million of debt service on behalf of defaulted borrowers. Assuming that the City of New York does not require any lenders to dispose of medallions, the Reserve Fund could service the existing loans in default for 9 years without needing to replenish the reserve fund. Even if the Reserve Fund were depleted at that time, the City of New York has provided a subject to appropriation mechanism to replenish the Reserve Fund as described below. As discussed under the heading “Information About DePalma—Our Market—MRP and MRP+—Replenishment and Release Mechanism” on page 182 of the Amended Registration Statement, DePalma describes the Reserve Fund and the process to replenish the reserve fund, which it has included here for the Staff’s convenience.

“If the Reserve Fund balance is less than 1.0x the annual debt service of participating loans, then:

•

the Mayor of the City of New York may request an appropriation for the upcoming fiscal year in an amount sufficient to replenish the Reserve Fund to 1.0x coverage of annual loan debt service with a payment to be made by the City of New York by September 30 of such year;

•

the Reserve Fund may only be accessed to cover scheduled unpaid loan debt service and may not be accessed to cover shortfalls where the foreclosure sale proceeds received for selling a medallion is less than the outstanding balance of the medallion loan; and

•

foreclosure auctions may continue to occur, and any sale proceeds received will be used as determined by the lender, and the Reserve Fund will continue to be accessed to cover the scheduled debt service on the amount of the loan not recovered in auction.

If the balance of the Reserve Fund is less than 0.5x the annual debt service of participating loans, then the City of New York, acting through the Mayor, is required to seek an appropriation for the next fiscal year to replenish the Reserve Fund to 1.0x coverage of annual loan debt service with payment to be made by the City of New York by September 30 of such year.

If the balance of the Reserve Fund falls below 0.25x the annual debt service of participating loans, then the MRP+ documents require immediate notification to the City of New York and/or the Mayor that it should request an additional appropriation in the current fiscal year to replenish the Reserve Fund to 0.25x coverage of annual loan debt service.”

Another way to measure the stability of the reserve fund is to analyze how much the fund could have to pay to cover deficiency claims on loans in default. DePalma estimates that around 1,900 medallions are in the MRP+ program. If DePalma makes the conservative assumption that it would only recover $120,000 per medallion if it had to sell those medallions without financing and assumes that the average UPB per medallion is $170,000, that implies that the Reserve Fund would need to pay about $50,000 per medallion upon default. Under that assumption, loans representing around 900 medallions (47% of the pool) would need to go into auction before the current Reserve Fund would be exhausted.

December 22, 2023

If the Reserve Fund was depleted and the City of New York rejected the request for additional appropriation to replenish the Reserve Fund, it would likely negatively impact the value of the MRP+ loans as it would increase the risk profile of the loans.

*            *             *            *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP